                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended:  December 31, 1995

Commission file number:  1-10881

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                Retirement Savings Plan and Trust for Employees
                        of Gaylord Entertainment Company
                    and Affiliated and Adopting Corporations

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Gaylord Entertainment Company
                               One Gaylord Drive
                              Nashville, TN 37214

The following Exhibit is included herein:




NO.         ITEM                                       SEQUENTIAL PAGE
- ---         ----                                       ---------------
23          Consent of Independent Public Accountants        _____





                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      GAYLORD ENTERTAINMENT COMPANY
                                      RETIREMENT SAVINGS PLAN



                                      By:  /s/ Terry E. London
                                          --------------------------------------
                                               Terry E. London
                                               Retirement Savings Plan Committee



June 25, 1996

                              ARTHUR ANDERSEN LLP


                       RETIREMENT SAVINGS PLAN AND TRUST
                     FOR EMPLOYEES OF GAYLORD ENTERTAINMENT
                     COMPANY AND AFFILIATED AND ADOPTING
                                 CORPORATIONS

                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1995 AND 1994

                                 TOGETHER WITH

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                       RETIREMENT SAVINGS PLAN AND TRUST
                 FOR EMPLOYEES OF GAYLORD ENTERTAINMENT COMPANY
                    AND AFFILIATED AND ADOPTING CORPORATIONS


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1995 AND 1994


                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                 1

FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits - December 31, 1995                    2
   Statement of Net Assets Available for Benefits - December 31, 1994                    3
   Statement of Changes in Net Assets Available for Benefits for the
      Year Ended December 31, 1995                                                       4

NOTES TO FINANCIAL STATEMENTS                                                            5

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

   Schedule I:   Item 27a - Schedule of Assets Held for Investment                      13
                 Purposes at December 31, 1995

   Schedule II:  Item 27d - Schedule of Reportable Transactions for                     16
                 for the Year Ended December 31, 1995

                             ARTHUR ANDERSEN LLP


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Retirement Committee of the
Retirement Savings Plan and Trust for
Employees of Gaylord Entertainment Company and Affiliated and Adopting Corporations:

We have audited the accompanying statements of net assets available for benefits of the RETIREMENT SAVINGS PLAN AND TRUST FOR EMPLOYEES OF GAYLORD ENTERTAINMENT COMPANY AND AFFILIATED AND ADOPTING CORPORATIONS as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan and Trust for Employees of Gaylord Entertainment Company and Affiliated and Adopting Corporations as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Schedule I) and reportable transactions (Schedule
II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets and changes in net assets for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                              /s/ ARTHUR ANDERSEN LLP
Nashville, Tennessee
June 14, 1996

                RETIREMENT SAVINGS PLAN AND TRUST FOR EMPLOYEES
                        OF GAYLORD ENTERTAINMENT COMPANY
                    AND AFFILIATED AND ADOPTING CORPORATIONS


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 1995

                                 (IN THOUSANDS)




                                                  ----------------------------------------------------------------
                                                   EQUITY      STABLE     BALANCED  GET STOCK   CONTROL
                                                    FUND     VALUE FUND     FUND       FUND     ACCOUNT    TOTAL
                                                  -------    ----------   --------  ---------   -------   -------
ASSETS:

 Investments                                      $20,302      $22,417     $13,618    $5,073     $   -    $61,410

 Cash and cash equivalents                              -            -           -        15       612        627

 Investment income adjustment receivable                -          266           -         -         -        266

 Employer's expense reimbursement receivable            -            -           -         -         -          -

 Transfers due among funds                            200          159         127        65      (551)         -
                                                  -------      -------     -------    ------     -----    -------

NET ASSETS                                        $20,502      $22,842     $13,745    $5,153     $  61    $62,303
                                                  =======      =======     =======    ======     =====    =======

    The accompanying notes are an integral part of this financial statement.

                RETIREMENT SAVINGS PLAN AND TRUST FOR EMPLOYEES
                        OF GAYLORD ENTERTAINMENT COMPANY
                    AND AFFILIATED AND ADOPTING CORPORATIONS


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 1994

                                 (IN THOUSANDS)


                                                  ----------------------------------------------------------------
                                                   EQUITY      STABLE     BALANCED  GET STOCK   CONTROL
                                                    FUND     VALUE FUND     FUND       FUND     ACCOUNT    TOTAL
                                                  -------    ----------   --------  ---------   -------   -------
ASSETS:

 Investments                                      $13,711      $21,373     $9,812     $3,508     $   -    $48,404

 Cash and cash equivalents                              -            4          -          -       554        558

 Investment income adjustment receivable                -          251          -          -         -        251

 Employer's expense reimbursement receivable            -            6          -          -         -          6

 Transfers due among funds                            187          141        123         61      (512)         -
                                                  -------      -------     ------     ------     -----    -------

NET ASSETS                                        $13,898      $21,775     $9,935     $3,569     $  42    $49,219
                                                  =======      =======     ======     ======     =====    =======

    The accompanying notes are an integral part of this financial statement.

                RETIREMENT SAVINGS PLAN AND TRUST FOR EMPLOYEES
                        OF GAYLORD ENTERTAINMENT COMPANY
                    AND AFFILIATED AND ADOPTING CORPORATIONS


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                 (IN THOUSANDS)


                                                  ----------------------------------------------------------------
                                                   EQUITY      STABLE     BALANCED  GET STOCK   CONTROL
                                                    FUND     VALUE FUND     FUND       FUND     ACCOUNT    TOTAL
                                                  -------    ----------   --------  ---------   -------   -------
ADDITIONS:
 Contributions:
   Participants                                   $     -      $     -     $     -    $    -     $ 5,189  $ 5,189
   Employer, net of forfeitures                         -            -           -         -       1,927    1,927
                                                  -------      -------     ------     ------     -------  -------
       Total contributions                              -            -           -         -       7,116    7,116
                                                  -------      -------     ------     ------     -------  -------

 Investment income:
   Net appreciation (depreciation)
     in fair value of investments                   5,211          931       1,859     1,028           -    9,029
   Interest                                             3          445           1         1          17      467
   Dividends                                            -            -         920        54           -      974
                                                  -------      -------     ------     ------     -------  -------
       Total investment income                      5,214        1,376       2,780     1,083          17   10,470
                                                  -------      -------     ------     ------     -------  -------
       Total additions                              5,214        1,376       2,780     1,083       7,133   17,586
                                                  -------      -------     ------     ------     -------  -------

DEDUCTIONS:
   Benefits paid to participants                    1,001        2,401         746       345           -    4,493
   Other expenses                                       -            9           -         -           -        9
                                                  -------      -------     ------     ------     -------  -------
       Total deductions                             1,001        2,410         746       345           -    4,502
                                                  -------      -------     ------     ------     -------  -------

INTERFUND TRANSFERS                                 2,391        2,101       1,777       845      (7,114)       -
                                                  -------      -------     ------     ------     -------  -------
NET INCREASE (DECREASE)                             6,604        1,067       3,811     1,583          19   13,084

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                               13,898       21,775       9,935     3,569          42   49,219
                                                  -------      -------     ------     ------     -------  -------
   End of year                                    $20,502      $22,842     $13,746    $5,152     $    61  $62,303
                                                  =======      =======     ======     ======     =======  =======

    The accompanying notes are an integral part of this financial statement.

               RETIREMENT SAVINGS PLAN AND TRUST FOR EMPLOYEES OF
                       GAYLORD ENTERTAINMENT COMPANY AND
                      AFFILIATED AND ADOPTING CORPORATIONS


                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994


1.   DESCRIPTION OF PLAN

     The following summary of the Retirement Savings Plan and Trust for Employees of Gaylord Entertainment Company and Affiliated and Adopting Corporations (the "Plan") is provided for general information purposes. Participants should refer to the Plan Document for more complete information.

     PURPOSE OF THE PLAN

     The Plan was established October 1, 1980, to encourage and assist employees in adopting a regular savings program and to help provide additional security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Since that time, the Plan has been amended and restated, the most recent amendment being effective January 1, 1995.

     Prior to January 1, 1992, the Plan was named "The Retirement Savings Plan and Trust for Employees of The Oklahoma Publishing Company and Affiliated Corporations (the 'Prior Plan')" and participants in the Prior Plan included employees of both the Oklahoma Publishing Company ("OPUBCO") and the Gaylord Entertainment Company (the "Company"). As a result of reorganization on October 30, 1991, in which both OPUBCO and the Company participated, effective July 1, 1992, the net assets related to participating employees of OPUBCO were transferred to the newly established "Retirement Savings Plan and Trust for the Employees of The Oklahoma Publishing Company," and the Prior Plan was restated with the current name.

     ELIGIBILITY

     An employee is eligible to participate in the Plan upon the earliest January 1, April 1, July 1 or October 1 (the "entry dates") as of which such employee has both completed one thousand hours of service during an eligibility computation period, as defined by the Plan, and attained the age of twenty-one years. Classes of employees excluded from participation in the Plan include (see the Plan Document for more complete information):
     (1) certain employees covered by collective bargaining agreements and (2) casual employees. Participation in the Plan is voluntary. In order to participate, an eligible employee must apply for participation on the Plan's application for enrollment form at least twenty days prior to the entry date on which the employee desires to begin participation.

     CONTRIBUTIONS AND VESTING

     A participant may elect to make tax deferred contributions in amounts between one and sixteen percent of his or her compensation through regular payroll deferrals (the "compensation reduction contribution"). For each compensation reduction contribution, the Company makes a contribution (the "employer matching contribution") to the Plan in an amount equal to fifty percent of that portion of the participant's compensation reduction contribution which is not in excess of six percent of the participant's compensation.

     Participants are fully vested at all times in their compensation reduction contributions, voluntary additional savings contributions and any earnings thereon. Participants vest in the employer matching contributions beginning at forty percent after completing two years of service, as defined by the Plan, increasing by twenty percent with each additional year of service. As such, participants with five or more years of service are fully vested in their entire account balances. Participants retiring at the normal retirement age or becoming permanently and totally disabled, as defined by the Plan, are fully vested in their entire account balances. The forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. In general, the Plan has the right to limit employee and employer contributions in order to comply with ERISA.

     INVESTMENT OPTIONS

     Participants may direct the investment of all contributions and prior account balances into funds established by the Plan. Participants can allocate their investments in 10% increments of four investment funds:

       Equity Fund-        Invests in shares of a fund of a registered investment company that invests primarily in a portfolio of common stocks.

       Stable Value Fund-  Invests in a combination of guaranteed annuity contracts with
       (formerly the       unaffiliated insurance companies and shares of funds of
       Guaranteed Fund)    registered investment companies that invest primarily in
                           insurance contracts, bonds, savings investments and money
                           market instruments of insurance companies and banks.

       Balanced Fund-      Invests in shares of a fund of a registered investment company that invests in a combination of stocks and fixed-income
                           securities.

       GET Stock Fund-     Invests in shares of Gaylord Entertainment Company, Class A common stock.


     Participants can elect to change their investment allocations quarterly. Participants are limited to allocate a maximum of 30% of their contributions and account balances to the GET Stock Fund.

     DISTRIBUTIONS

     Participants may withdraw their vested account balances upon retirement, death, disability, termination of employment, or early retirement as defined by the Plan. Participants can choose to have the amount of their vested account balances either paid to them in lump sum, rolled over directly into another qualified Plan or individual retirement account, or used to purchase an annuity with an unaffiliated insurance company. Participants with vested account balances less than $3,500 automatically receive lump sum distributions.

     In cases of financial hardship (as defined by the Plan) or where a participant has attained the age of 59-1/2 years, a participant may elect, while still in the employment of the Company, to withdraw all or part of the amount invested in his or her account from compensation reduction contributions. Cases of financial hardship are reviewed and approved by the Plan's Retirement Savings Plan Committee in accordance with the applicable provisions of ERISA. A participant may elect at any time to withdraw amounts that were contributed to the Plan as voluntary additional savings.

     Upon the death of a participant who has an Hour of Service prior to January 1, 1992 and prior to the start of his or her benefit payments, the participant's spouse (if any) is eligible to receive benefits in the form of a qualified pre-retirement survivor annuity. If at the time of death, a participant's vested account balance was less than $3,500, a lump sum distribution, rather than a qualified pre-retirement survivor annuity, is made to the eligible surviving spouse.

     TRUSTEE

     The assets of the Plan are administered under the terms of a trust agreement between the Company and NationsBank of Texas, N.A.

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants vest fully in their account balances.

     ADMINISTRATIVE EXPENSES

     All administrative expenses of the Plan are paid by the Company.

     PLAN AMENDMENTS

     During 1995, the Plan was amended to clarify the permissibility of direct roll-overs of vested account balances to other qualified plans by terminated employees.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     CHANGE IN REPORTING OF INVESTMENT CONTRACTS

     American Institute of Certified Public Accountants Statement of Position ("SOP") 94-4 Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, requires fair value reporting of investment contracts that are not fully benefit-responsive. Investment contracts had been previously reported at contract value. The Plan adopted SOP 94-4 effective January 1, 1995. The adoption of SOP 94-4 had no material effect on the Plan's financial position.

     INCOME RECOGNITION

     Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

     INVESTMENT VALUATION

     Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. Investment contracts, with the exception of Executive Life Insurance Company (See Note 3), are reported at fair value as of December 31, 1995 and at contract value as of December 31, 1994 in accordance with SOP 94-4.

     NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

     Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits, with fund information, as net appreciation (depreciation) in fair value of investments.

3.   CONTRACTS WITH INSURANCE COMPANIES

     The Plan has investment contracts with unaffiliated insurance companies which expire in years ranging from 1996 through 1998. These contracts pay a stated rate of interest and require that all interest be reinvested in the respective contracts. One such contract was an investment with the Executive Life Insurance Company ("Executive Life").

     On April 11, 1991, Executive Life was placed into conservatorship by the Insurance Commissioner of California. Based on an understanding that the Company intends to reimburse the Plan for certain losses incurred on the investment in Executive Life, the Plan continued to accrue interest on this investment. Initially, interest was accrued at the original contract rate of 8.97%. Effective January 1, 1993, the trustee and Retirement Savings Plan Committee agreed to reduce this interest rate to 5.50%, and again to 5.37% in 1994, in recognition of more current market rates on similar investments.

     On February 9, 1994, the Retirement Savings Plan Committee elected, on behalf of the Plan, to opt into a Court appointed Rehabilitation Plan (the "Rehabilitation Plan") whereby the original investment in Executive Life would be replaced by an "Interest Only Pension GIC Contract" with Aurora National Life Assurance ("Aurora"). This restructured contract pays a fixed rate of interest, provides for recovery of the majority of the investment's original principal value and accrued interest as of April 1, 1991, and extends the original maturity of the investment to October 1998.

     Under the terms of the Rehabilitation Plan, until certain issues and legal challenges to the Rehabilitation Plan are resolved, amounts distributed by Aurora are restricted from access and are deposited in the name of the Plan into the Executive Life Insurance Company Rehabilitation Plan Holdback Trust (the "Holdback Trust") as appointed by the Superior Court of California. Once these contingencies are resolved, the Plan's investment in the Holdback Trust will be distributed to the Plan in amounts that may be greater or less than amounts deposited into the Holdback Trust. Until additional information is obtained, the Plan's management intends to carry this investment at the value of funds deposited into the Holdback Trust.

     The Plan accounted for its election to participate in the Rehabilitation Plan by recognizing an investment income adjustment receivable from the Company for the difference between the carrying value of the Executive Life contract and the combined value of the contract value of the rehabilitated investment with Aurora and the carrying value of the Holdback Trust.

4.   INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

     As of December 31, 1995 and 1994, the following investments were in excess of 5% of net assets:


                                                           1995            1994
                                                       -----------     -----------
     American Balanced Fund                            $13,618,275     $ 9,812,309
     Aurora National Life Assurance Company group
        annuity contract                                 2,566,922(a)    2,614,922(a)
     Capital Trust Company Capital Preservation Fund     3,760,069       3,766,294
     Firstar Institutional GIC Fund                     12,946,007      10,901,042
     Gaylord Entertainment Company,
        Class A common stock                             5,072,810       3,508,391
     John Hancock Diversified Stock Fund (1K)           20,301,819      13,710,469
     Massachusetts Mutual Life Insurance group
        annuity contract                                 2,624,256       3,615,284

     (a)  See Note 3 to financial statements.


5.   TAX STATUS

     The Plan obtained its latest determination letter in June, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     As discussed in Note 2, the financial statements of the Plan, as prepared under generally accepted accounting principles, record distributions to participants as deductions when paid. The Department of Labor requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not yet been paid, be recorded as a liability on the Form 5500.

     The following is a reconciliation of the net assets at December 31, 1995 and 1994, per the financial statements to the Form 5500.


                                                        DECEMBER 31,       DECEMBER 31,
                                                            1995               1994
                                                       (IN THOUSANDS)     (IN THOUSANDS)
                                                       --------------     --------------
       Net assets available for benefits per the
          financial statements                             $62,303            $49,219
       Deduct:  Amounts allocated to withdrawing
          participants                                      (1,090)              (672)
                                                           -------            -------
       Net assets available for benefits per the
          Form 5500                                        $61,213            $48,547
                                                           =======            =======

     The following is a reconciliation of benefits paid for 1995 and 1994, per the financial statements to the Form 5500.


                                                       FOR THE YEAR         FOR THE YEAR
                                                           ENDED                ENDED
                                                       DECEMBER 31,         DECEMBER 31,
                                                           1995                 1994
                                                      (IN THOUSANDS)       (IN THOUSANDS)
                                                      --------------       --------------
       Benefits paid to participants per the financial
          statements                                       $4,493              $3,307
       Add:  Amounts allocated to withdrawing
          participants at December 31, 1995 and 1994        1,090                 672
       Deduct:  Amounts allocated to withdrawing
          participants at December 31, 1994 and 1993         (672)               (312)
                                                           ------              ------
       Benefits paid per the Form 5500                     $4,911              $3,667
                                                           ======              ======

7.   PLAN AMENDMENTS SUBSEQUENT TO DECEMBER 31, 1995 (UNAUDITED)

     PARTICIPANT LOANS

     Effective January 1, 1996, the Plan was amended allowing participant loans. As of May 31, 1996, the outstanding participant loan balances totaled approximately $262,000.

     NEW TRUSTEE

     During fiscal 1996, the Plan selected Charles Schwab Trust Company as the new trustee for all investments, other than the Guaranteed Investment Contracts, which will remain at NationsBank of Texas, N.A. In conjunction with the change in trustee, participants will have three additional fund options; an aggressive stock fund, a fixed income fund and an international stock fund.

                                                                      Schedule I

               RETIREMENT SAVINGS PLAN AND TRUST FOR EMPLOYEES OF
                       GAYLORD ENTERTAINMENT COMPANY AND
                      AFFILIATED AND ADOPTING CORPORATIONS

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1995


                                     DESCRIPTION OF INVESTMENT,
                                    INCLUDING MATURITY DATE, RATE
 IDENTITY OF ISSUER, BORROWER,     OF INTEREST, COLLATERAL, PAR OR                  CURRENT
    LESSOR, OR SIMILAR PARTY               MATURITY VALUE             COST           VALUE
- -------------------------------   -------------------------------- ----------     ----------

Equity Fund:

Investments:
  John Hancock Diversified        Equity separate account
    Stock Fund (1K)                                                14,587,215     20,301,819
                                                                   ----------     ----------
      Total in Equity Fund                                         14,587,215     20,301,819
                                                                   ----------     ----------

Stable Value Fund:

Cash and cash equivalents:
  SEI Cash Plus Trust - Prime     Liquid investment common/
    Obligation Portfolio            collective trust fund                  42             42
                                                                   ----------     ----------
      Total cash and cash
        equivalents                                                        42             42
                                                                   ----------     ----------


Investments:
  Aurora National Life            Group annuity contract, 5.61%,
    Assurance Company               9/3/98 (a)                      2,566,922      2,566,922
  Capital Trust Company           Common and collective trust
    Capital Preservation Fund       fund                            3,452,557      3,760,069
  Executive Life Insurance        Common and collective trust
    Company Rehabilitation          fund, variable interest (a)       520,259        520,259
    Plan Holdback Trust
  Firstar Trust Company           Common and collective trust
    Institutional Investors GIC     fund                           11,623,023     12,946,007
    Fund

                    (a)  See Note 3 to financial statements.
                      (*)  Represents a party in interest.
                                  (continued)

  The accompanying notes to financial statements are an integral part of this supplemental schedule.

                                                                      Schedule I

               RETIREMENT SAVINGS PLAN AND TRUST FOR EMPLOYEES OF
                       GAYLORD ENTERTAINMENT COMPANY AND
                      AFFILIATED AND ADOPTING CORPORATIONS

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1995

                                  (continued)


                                     DESCRIPTION OF INVESTMENT,
                                    INCLUDING MATURITY DATE, RATE
 IDENTITY OF ISSUER, BORROWER,     OF INTEREST, COLLATERAL, PAR OR                  CURRENT
    LESSOR, OR SIMILAR PARTY               MATURITY VALUE             COST           VALUE
- -------------------------------   -------------------------------- ----------     ----------
  Massachusetts Mutual Life       Group annuity contract, 8.34%,
    Insurance Company               due in installments through
                                    10/31/96                        2,624,256      2,624,256
                                                                   ----------     ----------
      Total Investments                                            20,787,017     22,417,513
                                                                   ----------     ----------
      Total in Stable Value Fund                                   20,787,059     22,417,555
                                                                   ----------     ----------


Balanced Fund:

Investments:

  American Balanced Fund          Equity and fixed income mutual
                                    fund                           12,342,213     13,618,275
                                                                   ----------     ----------
      Total in Balanced Fund                                       12,342,213     13,618,275
                                                                   ----------     ----------

GET Stock Fund:

Cash and cash equivalents:
* Nations Prime Portfolio         Money market mutual fund             14,586         14,586
                                                                   ----------     ----------
      Total cash and cash
        equivalents                                                    14,586         14,586
                                                                   ----------     ----------

Investments:
* Gaylord Entertainment           Common stock, class A, 182,804
    Company                         shares                          4,285,947      5,072,810
                                                                   ----------     ----------
      Total in GET Stock Fund                                       4,300,533      5,087,396
                                                                   ----------     ----------

                    (a)  See Note 3 to financial statements.
                      (*)  Represents a party in interest.
                                  (continued)

  The accompanying notes to financial statements are an integral part of this supplemental schedule.

                                                                      Schedule I

               RETIREMENT SAVINGS PLAN AND TRUST FOR EMPLOYEES OF
                       GAYLORD ENTERTAINMENT COMPANY AND
                      AFFILIATED AND ADOPTING CORPORATIONS

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1995

                                  (continued)


                                     DESCRIPTION OF INVESTMENT,
                                    INCLUDING MATURITY DATE, RATE
 IDENTITY OF ISSUER, BORROWER,     OF INTEREST, COLLATERAL, PAR OR                  CURRENT
    LESSOR, OR SIMILAR PARTY               MATURITY VALUE             COST           VALUE
- -------------------------------   -------------------------------- ----------     ----------
Control Account:

  Cash and cash equivalents:
*   Nations Prime Portfolio       Money market mutual fund             612,346        612,346
                                                                   ----------     ----------
      Total in Control Account                                         612,346        612,346
                                                                   ----------     ----------
      Total Assets Held for
        Investment Purposes                                        $52,629,366    $62,037,391
                                                                   ===========    ===========

                    (a)  See Note 3 to financial statements.
                      (*)  Represents a party in interest.

  The accompanying notes to financial statements are an integral part of this supplemental schedule.

                                                                     Schedule II
                       RETIREMENT SAVINGS PLAN AND TRUST
                 FOR EMPLOYEES OF GAYLORD ENTERTAINMENT COMPANY
                    AND AFFILIATED AND ADOPTING CORPORATIONS


                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995




                                                                 PURCHASES
                                                         ------------------------
 IDENTITY OF ISSUER, BORROWER,        DESCRIPTION OF       NUMBER OF    PURCHASE
    LESSOR OR SIMILAR PARTY             INVESTMENT       TRANSACTIONS    PRICE
- -------------------------------  ----------------------- ------------ -----------
  Capital Trust Company Capital  Common and                   15      $ 1,220,446
    Preservation Fund              collective trust fund

  John Hancock Diversified       Equity separate              16      $ 1,973,943
    Stock Fund (1K)                account

* Nations Prime Portfolio        Money market mutual         184      $15,573,080
                                   fund


                                                                SALES
                                 -------------------------------------------------------------------
 IDENTITY OF ISSUER, BORROWER,     NUMBER OF                                   ASSETS ON    NET GAIN
    LESSOR OR SIMILAR PARTY      TRANSACTIONS SELLING PRICE COST OF ASSETS TRANSACTION DATE  (LOSS)
- -------------------------------  ------------ ------------- -------------- ---------------- --------
  Capital Trust Company Capital      17        $ 1,467,540    $ 1,349,386   $ 1,140,228     $118,154
    Preservation Fund

  John Hancock Diversified           11        $   593,180    $   480,981   $   501,110     $112,199
    Stock Fund (1K)

* Nations Prime Portfolio           125        $15,504,324    $15,504,324   $15,504,324            -


                     (*)  Represents a party in interest.

  The accompanying notes to financial statements are an integral part of this supplemental schedule.